May 8, 2012

Mr. Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CVB Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File no. 0-10140

Dear Mr. Pande,

This letter is in response to the comment of the staff of the Division of Corporation Finance (“Staff”) contained in your letter dated April 19, 2012, regarding the above referenced filings of CVB Financial Corp., including its principal subsidiary, Citizens Business Bank (collectively, “CVBF” or “Company” or the “Bank”). For your convenience, the Staff’s comment is set forth below in italics, followed by our response.

Comment:

1.	We note your response to comments 1 and 5 of our letter dated November 29, 2011 which indicates that you are relying on the global cash flows of the primary borrower and any guarantors and all their respective related entities in determining whether a borrower is experiencing financial difficulties. Please tell us how you considered the guidance in ASC 310-40-15-20 and in particular ASC 310-40-15-20(e), which requires you to forecast the debtor’s ability to service its debt with entity-specific cash flows, when determining a borrower is experiencing financial difficulty and whether a given modification should be accounted for as a troubled debt restructuring.

Response:

When determining whether or not a loan modification is a troubled debt restructuring (“TDR”) under ASC 310-40, the Bank will first evaluate the Borrower’s financial condition to determine if it is experiencing financial difficulties utilizing, among other factors, those specific factors described in ACS 310-40-15-20. The Bank typically prepares a financial analysis reflecting an evaluation of these factors for each potential TDR under consideration, which includes an evaluation of all surrounding facts and circumstances. No one specific factor is determinative of the Borrower’s financial condition and the Bank must exercise careful judgment in reaching any final decision regarding the identification of the loan as a TDR.

The Bank considers each modification request on its own merits. As part of our evaluation, the Bank will specifically consider ACS 310-40-15-20(e), which states “on the basis of estimates and projections that only encompass the debtor’s current capabilities, the creditor forecasts that debtor’s entity-specific cash flows will be insufficient to service any of its debt (both interest and principal) in accordance with the contractual terms of the existing agreement for the foreseeable future.”

The Bank’s evaluation begins with an analysis of entity-specific cash flows of its primary borrower utilizing estimates and projections only encompassing the debtor’s current capabilities. The Bank then exercises careful judgment in its evaluation of this specific factor because we recognize that a debtor’s entity-specific cash flows are pliable and subject to the discretionary decisions of its ownership, who are often guarantors of the debtor’s obligation to the Bank because our underwriting practices generally require guarantees of borrowing entities by their principal owners. In general, there are various approaches that may be taken to “normalize” the cash flow of the specific borrowing entity to determine its current capability to generate sufficient cash flows to service its debt for the foreseeable future. Given the Bank’s operation and focus as a relationship-oriented business bank, with the majority of our lending activities to closely-held businesses and/or their owners, we view guarantors of entities to which we lend as tantamount to co-borrowers, and therefore must carefully consider the inter-play between various discretionary factors affecting entity-specific cash flows and not merely each factor in isolation. In this analysis, we are referring to owners who not only guarantee the business debt, but who are also involved in the significant decision making of the firm. In some cases, there are third-party guarantors who are not involved in or knowledgeable about significant management decisions at the borrower. In the latter case, we would not take these guarantors into consideration in our global cash flow analysis to determine if the borrower is troubled. Where, for example, the borrower is a law firm which has obtained an equipment loan requiring the maintenance of a certain cash flow coverage against contractual monthly principal and interest payments, but its principals (who are also guarantors) have elected to distribute excessive amounts to themselves, apparently leaving insufficient cash flow in the entity to service debt, the Bank must assess the debtor’s cash flow capabilities in light of these discretionary payments, the basis of the principals’ decision to make such payments, the resulting impact to both the borrower-specific and guarantors’ cash flows, the extent of the guarantor’s personal excess cash flow and any reverse impact of the guarantor’s direct and indirect obligations which may impose on the sustainability of the borrower’s cash flows.

Because of the ability of the principals who operate closely-held entities (who typically are also guarantors in commercial relationships) to exert significant control over entity-specific cash flows in many forms (e.g. salaries, bonuses, dividends, distributions, loans, advances, etc.), we believe it is incumbent upon the lender to ascertain the full impact to the cash flow of the borrowing entity wrought by such discretionary payments to principals/guarantors; but in our judgment, it is more inclusive and more accurate to do so from the perspective of evaluating entity-specific cash flow within the context of global cash flow and its impact on the borrowing entity. We carefully evaluate the personal cash flow of the guarantors in order to determine if they have excess funds which could be contributed or lent back to the borrowing entity if necessary to service its debts. In our example of the law firm, where the principals/guarantors have sufficient personal cash flow to service both direct and contingent obligations, if any, for the foreseeable future, and on-going discretionary payments made from the borrower that reduce entity-specific cash flows are utilized by the principals to increase personal net worth and outside liquidity, we believe that entity-specific cash flows and cash flow capabilities should not be characterized as insufficient merely because when viewed in isolation the borrower does not appear capable of servicing its debt. While these are issues that we often address with borrowers operating under these circumstances as it relates to covenant compliance and the like, such issues do not necessarily produce adverse consequences as it relates to the capability of the borrower to service its obligations in the foreseeable future. In summary, our analysis seeks to include various factors, and the inter-play between them, that may affect entity-specific cash flows and cash flow capabilities, and we include the use of estimates and impact of global cash flow on the Bank’s entity-specific borrower to carefully evaluate whether or not the borrower is truly experiencing financial difficulties.

Ultimately, the Bank exercises judgment when evaluating entity-specific cash flows in the context described above and in forecasting whether or not the entity-specific cash flows will be insufficient to service any of its debt for the foreseeable future, pursuant to the referenced guidance. In our letter response dated February 21, 2012, specifically our responses to Comment 1 and Comment 5, we highlighted various distinctions predicated on our assessment of the global cash flow as it pertains to entity-specific (or property-specific) cash flows and our rationale for the application of this factor. The analysis contained therein should be considered within the context of our evaluation process described above, which we believe provides further rationale for our treatment of this factor under the guidance.

We hope that we have addressed your comment satisfactorily. If you have any questions concerning this letter or if you would like additional information, please do not hesitate to contact me at (909) 483-7211.

Sincerely,

/s/ Richard C. Thomas
Executive Vice President and
Chief Financial Officer

cc:    Christopher D. Myers, President and Chief Executive Officer

2